UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALABAMA AIRCRAFT INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

706444106 (CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 706444106	13G	Page 2 of 13

(1)	Name of Reporting Persons Rustic Canyon Ventures, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person PN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 3 of 13

(1)	Name of Reporting Persons Rustic Canyon Ventures GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person OO

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 4 of 13

(1)	Name of Reporting Persons Thomas Unterman
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person IN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 5 of 13

(1)	Name of Reporting Persons Mark S. Menell
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person IN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 6 of 13

(1)	Name of Reporting Persons Renee E. Labran
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person IN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 7 of 13

(1)	Name of Reporting Persons Michael K. Kim
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person IN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 8 of 13

(1)	Name of Reporting Persons John C. Babcock
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person IN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 9 of 13

(1)	Name of Reporting Persons Michael I. Song
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (5)    Sole Voting Power

224,374 shares of Common Stock are directly owned by Rustic Canyon Ventures, L.P. (“RCVLP”). Rustic Canyon Ventures GP, LLC (“RCVLLC”) is the general partner of RCVLP.(1)

  (6)    Shared Voting Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(1)

  (7)    Sole Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

  (8)    Shared Dispositive Power

224,374 shares of Common Stock are directly owned by RCVLP. RCVLLC is the general partner of RCVLP.(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 224,374 Common
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%(3)
(12)	Type of Reporting Person IN

(1)

The partners of RCVLLC are Thomas Unterman, Mark S. Menell, Renee E. Labran, Michael K. Kim, John C. Babcock and Michael I. Song (the “Partners”). RCVLLC and the Partners may be deemed to have shared power to vote these shares.

(2)	RCVLLC and the Partners may be deemed to have shared power to dispose these shares.
(3)

Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007.

CUSIP No. 706444106	13G	Page 10 of 13

Item 1(a).	Name of Issuer:

Alabama Aircraft Industries, Inc. (formerly known as Pemco Aviation Group, Inc.)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1943 North 50th Street, Birmingham, Alabama 35212

Item 2(a).	Name of Person Filing:

Rustic Canyon Ventures, L.P.

Rustic Canyon Ventures GP, LLC

Thomas Unterman

Mark S. Menell

Renee E. Labran

Michael K. Kim

John C. Babcock

Michael I. Song

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2425 Olympic Boulevard, Suite 6050W, Santa Monica, CA 90404

Item 2(c).	Citizenship:

Rustic Canyon Ventures, L.P.—Delaware

Rustic Canyon Ventures GP, LLC—Delaware

Thomas Unterman—United States

Mark S. Menell—United States

Renee E. Labran—United States

Michael K. Kim—United States

John C. Babcock—United States

Michael I. Song—United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

706444106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person

CUSIP No. 706444106	13G	Page 11 of 13

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Row 5 of cover page for each Reporting Person

(ii) Shared power to vote or direct the vote:

See Row 6 of cover page for each Reporting Person

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 706444106	13G	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

RUSTIC CANYON VENTURES, L.P.

By:	/s/ JOHN C. BABCOCK*
Title:	John C. Babcock Partner

RUSTIC CANYON VENTURES GP, LLC

By:	/s/ THOMAS UNTERMAN
Name: Title:	Thomas Unterman Partner

THOMAS UNTERMAN

/s/ THOMAS UNTERMAN

MARK S. MENELL

/s/ MARK S. MENELL*

RENEE E. LABRAN

/s/ RENEE E. LABRAN*

MICHAEL K. KIM

/s/ MICHAEL K. KIM*

CUSIP No. 706444106	13G	Page 13 of 13

JOHN C. BABCOCK

/s/ JOHN C. BABCOCK*

MICHAEL I. SONG

/s/ MICHAEL I. SONG*

*	Signed by Thomas Unterman pursuant to a Power of Attorney dated October 3, 2006, which was previously filed with the Securities and Exchange Commission as an exhibit to this Schedule 13G on November 19, 2007 and is incorporated herein by reference.